# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: PDS Biotechnology Corporation, CIK 0001472091
CUSIP: 70465T107
Title of class of securities: Common Stock, par value $0.00033 per share
Address of issuer's principal executive offices: 303A College Road East, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 09/14/2026
Filed by CIK 0001675758
Persons authorized to receive notices and communications: Martin J. Waters, Wilson Sonsini Goodrich & Rosati P.C., 12235 El Camino Real, San Diego, California (CA), 92310, (858) 350-2300

## Reporting persons
- Nant Capital, LLC (CIK 0001675758): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 20,336,335; shared voting power 0; sole dispositive power 20,336,335; shared dispositive power 0; aggregate amount beneficially owned 20,336,335 (19.9% of the class)
- Patrick Soon-Shiong (CIK 0001189020): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 20,336,335; shared voting power 0; sole dispositive power 20,336,335; shared dispositive power 0; aggregate amount beneficially owned 20,336,335 (19.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00033 per share
Name of issuer: PDS Biotechnology Corporation
Address of issuer's principal executive offices: 303A College Road East, Princeton, New Jersey (NJ), 08540

## Item 2. Identity and Background
Name of person filing: Patrick Soon-Shiong (the "Reporting Person")
Residence or business address: 450 Duley Road, El Segundo, California 90245
Present principal occupation or employment: The principal business of Nant Capital, LLC ("Nant Capital") is investment in, and the acquisition and holding of securities and other assets. The Reporting Person is the sole member of Nant Capital.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 7, 2026, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain accredited investors ("PIPE Investors"), pursuant to which the Issuer agreed to issue and sell to the PIPE Investors shares of the Issuer's common stock, par value $0.00033 per share ("Common Stock"), Common Stock to purchase warrants (the "Common Warrants") and/or pre-funded Common Stock purchase warrants (the "Pre-Funded Warrants," and together with the Common Warrants, the "Warrants") to purchase up to an aggregate of 93,498,670 shares of Common Stock (the "Shares"), or in lieu thereof, Pre-Funded Warrants (the "PIPE"). The PIPE consists of an initial closing (the "Initial Closing") and a contingent milestone closing (the "Milestone Closing"). The number of securities purchased by any Purchaser was subject to to a 19.9% beneficial ownership limitation. In addition, the Warrants contain an exercise limitation that prohibits the holder from exercising the Warrants to the extent that after giving effect to such issuance after exercise the holder would beneficially own in excess of 19.9% of the number of shares outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants (the "Blocker"). The price per share of Common Stock and accompanying Common Warrant to purchase one-half of one share of Common Stock is $0.2825. The price per Pre-Funded Warrant and accompanying Common Warrant to purchase one-half of one share of Common Stock is $0.28217.

In connection with the Initial Closing of the PIPE, Nant Capital purchased 13,005,334 shares of Common Stock and 22,392,896 Pre-Funded Warrants, and also received 17,699,115 Common Warrants. The source of funds for such purchase was the working capital of Nant Capital. As a result of the Blocker, as of the date hereof, except for 7,331,001 shares of Common Stock subject to the Warrants exercisable within 60 days of the date of this filing, the remaining Warrants beneficially owned by Nant Capital are not presently exercisable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule is incorporated herein by reference.

The Reporting Person acquired their shares of Common Stock, Pre-Funded Warrants and Common Warrants as an investment in the ordinary course of business. At the Milestone Closing, which will be triggered by the Issuer's submission of a registrational Phase 3 clinical trial protocol for PDS0301 designed in collaboration with Nant Capital to the U.S. Food & Drug Administration (the "Milestone Event"), Nant Capital, along with certain other PIPE Investors, will be obligated to purchase and the Issuer will be obligated to issue to Nant Capital shares of Comon Stock or Pre-Funded Warrants in lieu thereof for an aggregate subscription amount of $10,000,000. The purchase price per share of Common Stock at the Milestone Closing is equal to $0.22, subject to adjustment for stock splits, stock dividends, stock combinations and similar transactions. The purchase price per Pre-Funded Warrant is equal to $0.21967. The Milestone Closing will occur no later than the fifth (5th) business day after the Milestone Event. The number of securities purchase by Nant Capital in the Milestone Closing will be subject to a 19.9% beneficial ownership limitation.

On September 14, 2026, the Reporting Person, who is the sole member of Nant Capital, and James Banaag, the Senior Vice President Finance, Corporate Strategy of NantWorks, LLC ("NantWorks"), an affiliate of the Reporting Person, were each appointed to the Issuer's board of directors. From and after the Initial Closing, for so long as Nant Capital beneficially owns fifteen (15) percent or more of the Company's outstanding Common Stock (including, solely for this purpose, shares of Common Stock issuable upon exercise of the Pre-Funded Warrants), Nant Capital will have the right, but not the obligation, to designate two (2) individuals for appointment to the Issuer's board of directors, one of whom shall be the Reporting Person. The Reporting Person, either directly or indirectly through Mr. Banaag, may engage in discussions from time to time with the Issuer's board of directors, the Issuer's management or the Issuer's other stockholders. These discussions may be with respect to (i) acquiring or disposing of the shares or other securities of the Issuer; (ii) maintaining or changing the Issuer's business, operations, governance, management, strategy or capitalization, or (iii) implementing transactions that may related to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Person may acquire additional securities at the Milestone Closing described above, or through open market transactions, privately negotiated transactions or other methods.

At the Initial Closing, the Issuer and NantWorks, an affiliate of the Reporting Person, entered into an Option to Negotiate for an Exclusive License Agreement (the "Option Agreement"), pursuant to which the Issuer will grant NantWorks an exclusive right (the "Exclusive Right") to negotiate an exclusive license agreement with respect to all rights, title and interests in and to the PDS0101 program in exchange for a payment to the Issuer of $25,000. The Exclusive Right remains in effect for a period of one (1) year following the date of the Initial Closing.

(a) The Reporting Person at any time and from time to time may acquire additional shares of Common Stock, Pre-Funded Warrants and/or Common Warrants or dispose of any or all of the shares of Common Stock, Pre-Funded Warrants and/or Common Warrants that the Reporting Person owns depending upon an ongoing evaluation of his investment in the shares of Common Stock, Pre-Funded Warrants and/or Common Warrants, prevailing market conditions, other investment opportunities, other investment considerations or other factors.

(b) - (j) Except as disclosed in this Schedule, the Reporting Person has no plans or proposals which relate to, or could result in, any matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position or change his purpose or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Schedule, Nant Capital beneficially owns an aggregate of 20,336,335 shares of Common Stock, or 19.9% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on 81,856,307 shares of Common Stock outstanding as of September 14, 2026.

The Reporting Person is the sole member of Nant Capital, and beneficially owns and has sole voting and investment power over 20,336,335 shares of Common Stock, subject to any applicable California community property laws, which consists of (i) 13,005,334 shares of Common Stock held by the Reporting Person and (ii) 7,331,001 shares of Common Stock subject to Warrants exercisable within 60 days of the date of this filing held by the Reporting Person. As a result, the Reporting Person may be deemed to beneficially own, in the aggregate, 20,336,335 shares of Comon Stock, or 19.9% of the Issuer's outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: 20,336,335
Transactions in the class effected during the past sixty days: The information set forth in Items 3, 4 and 5(a) of this Schedule is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Items 3, 4 and 5(a) of this Schedule is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pre-Funded Warrants

The Pre-Funded Warrants will be exercisable for shares of Common Stock (the "Pre-Funded Warrant Shares") at any time and from time to time on or after issuance until exercised in full, at an exercise price of $0.00033 per share, subject to a 19.9% beneficial ownership limitation, which may not be waived and shall apply to any successor holder of Pre-Funded Warrants. A PIPE Investor may elect to receive Pre-Funded Warrants in lieu of shares of Common Stock and, without election, shall receive Pre-Funded Warrants in lieu of shares of Common Stock to the extent the issuance of such shares would cause the applicable PIPE Investor to exceed the 19.9% beneficial ownership limitation pursuant to the terms of the Purchase Agreement. The aggregate exercise price (other than the $0.00033 per-share exercise price) will be pre-funded at issuance, and no additional consideration will be required upon exercise other than the applicable exercise price. The Pre-Funded Warrants may be exercised for cash or, if no registration statement registering the Pre-Funded Warrant shares is effective, on a cashless basis. If exercised for cash, the Issuer will issue the underlying shares within the applicable standard settlement period, subject to the terms of the Pre-Funded Warrants. The Pre-Funded Warrants may not be transferred other than to an affiliate, subject to applicable securities laws.

The foregoing description of the Pre-Funded Warrants does not purport to be complete and is qualified in its entirety by reference to the Form of Pre-Funded Warrant, a copy of which is filed as Exhibit 1 hereto and incorporated by reference herein.

Common Warrants

The Common Warrants will be exercisable for shares of Common Stock (the "Common Warrant Shares" and, together with the Pre-Funded Warrant Shares, the "Warrant Shares"), or, in certain circumstances, Pre-Funded Warrants, from the date of issuance through 5:00 p.m., New York City time, on the one-year anniversary of the date of issuance, at an exercise price of $0.22 per share, subject to adjustment as provided in the Common Warrants. The Common Warrants may be exercised for cash or, if no registration statement registering the Common Warrant shares is effective, on a cashless basis. The Common Warrants are subject to a 19.9% beneficial ownership limitation, which may not be waived and shall apply to any successor holder of a Common Warrant. The Common Warrants also provide for customary adjustments for stock dividends, stock splits, reclassifications and Fundamental Transactions, and permit the holder to receive Pre-Funded Warrants in lieu of Common Stock upon exercise in certain circumstances.

The foregoing description of the Common Warrant does not purport to be complete and is qualified in its entirety by reference to the Form of Common Warrant, a copy of which is filed as Exhibit 2 hereto and incorporated by reference herein.

Registration Rights Agreement

In connection with the PIPE, the Issuer and the PIPE Investors, including the Reporting Persons, entered into a Registration Rights Agreement requiring the Issuer, within 30 calendar days following the applicable closing date, to file a registration statement on Form S-3 (or Form S-1 if the Issuer is not then eligible to use Form S-3) for the resale of the Shares. The Issuer must use its best efforts to cause the registration statement to become effective within 60 calendar days after filing, or within 90 calendar days after filing if the Securities and Exchange Commission (the "SEC") reviews and provides written comments, or, if earlier, by the fifth (5th) business day after the SEC notifies the Issuer that the registration statement will not be reviewed or is no longer subject to further review and comments. The Issuer must keep the registration statement continuously effective until the earlier of the date all covered securities have been sold, the date the securities cease to be Registrable Securities (as defined in the Registration Rights Agreement), or the fifth anniversary of effectiveness.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Registration Rights Agreement, a copy of which is filed as Exhibit 3 hereto and incorporated by reference herein.

In connection with the Reporting Person and Mr. Banaag's appointment to the Issuer's board of directors, the Issuer entered into a standard form of indemnification agreement with each of the Reporting Person and Mr. Banaag. The indemnification agreement requires the Issuer to indemnify each director to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description of Exhibits
1. Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 8, 2026)
2. Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 8, 2026)
3. Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 8, 2026)
99.1 Joing Filing agreement, September 21, 2026, by and among Nant Capital, LLC and the Reporting Person

## Signatures
- Nant Capital, LLC: /s/ Charles Kenworthy, Charles Kenworthy, Manager (09/21/2026)
- Patrick Soon-Shiong: /s/ Patrick Soon-Shiong, Patrick Soon-Shiong (09/21/2026)